UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2) 1

First Trust Aberdeen Global Opportunity Income Fund
(Name of Issuer)

Common Stock
(Title of Class of Securities)

337319107
(CUSIP Number)

Jodi Hedberg, Chief Compliance Officer
Karpus Management, Inc.
d/b/a Karpus Investment Management
183 Sully’s Trail
Pittsford, New York 14534
(585) 586-4680

Adam W. Finerman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON Karpus Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,650,318
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,905,255
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,905,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.77%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 337319107

1	NAME OF REPORTING PERSON George W. Karpus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,996 *
	8	SHARED VOTING POWER 6,746 *
	9	SOLE DISPOSITIVE POWER 5,996 *
	10	SHARED DISPOSITIVE POWER 6,746 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,742 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*See Items 2 and 5.

CUSIP NO. 337319107

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 of the Schedule D is hereby amended and restated as follows.

a) This statement is filed by:
  (i) Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus"); and

  (ii) George W. Karpus, the President and CEO of Karpus. Mr. Karpus owns Shares individually and may be deemed the beneficial owner of Shares held by Karpus Investment Management Profit Sharing Plan Fund B- Conservative Bond Fund (the "Karpus Entity").

  Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement as further described in the previous filing dated November 4, 2019, Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

  Set forth on Schedule A annexed hereto ("Schedule A") is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Karpus. To the best of the Reporting Persons' knowledge, except as otherwise set on Schedule A, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b) The address of the principal office of each of the Reporting Persons is 183 Sully's Trail, Pittsford, New York 14534.

(c) The principal business of Karpus is serving as a registered investment adviser who provides investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts, and others. The principal occupation of Mr. Karpus is serving as the President and CEO of Karpus.

(d) No Reporting Person nor any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person nor any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Karpus is organized under the laws of the State of New York. Mr. Karpus is a citizen of the United States of America.

CUSIP NO. 337319107

Item 3.	Source and Amount of Funds or Other Consideration.

Karpus, an independent registered investment advisor, has accumulated 2,905,255 Shares on behalf of accounts that are managed by Karpus (the “Accounts”) under limited powers of attorney, which represents 22.77% of the outstanding Shares. All funds that have been utilized in making such purchases for the Accounts (which are open market purchases unless otherwise noted) are from such Accounts.

The aggregate purchase price of the 2,905,255 Shares beneficially owned by Karpus Investment Management is approximately $25,285,303, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

The aggregate purchase price of the 12,742 Shares held by Mr. Karpus and the Karpus Entity is approximately $129,215, excluding brokerage commissions. Such Shares were purchased with working capital (which may at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases except as otherwise noted.

CUSIP NO. 337319107

Item 4.	Purpose of Transaction.

Karpus, an independent registered investment advisor, with a specialty focus in closed-end funds, believes that the profile of the Issuer fit the investment guidelines for various Accounts. Shares have been acquired since July 15, 2015.

On November 4, Karpus sent a letter containing a 14a-8 stockholder proposal to the Issuer requesting that the Board consider authorizing a self-tender for all outstanding Shares of the Issuer at or close to net asset value. A copy of the letter was attached as Exhibit 99.1 in the filing made on November 5, 2019.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. In addition, Karpus may contact the Issuer with regards to concerns that they have with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 12,756,442 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2019 as reported in the Issuer’s Certified Shareholder Report of Registered Management Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on February 24, 2020.

A ..	Karpus Investment Management

(a)	As of the close of business on February 28, 2020, Karpus Investment Management beneficially owned 2,905,255 Shares held in the Accounts.

Percentage: 22.77%

(b)	1. Sole power to vote or direct vote: 2,650,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,905,255
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Karpus Investment Management over the last 60 days are set forth in Schedule B and incorporated herein by reference.

B ..	George W. Karpus

(a)
As of the close of business on February 28, 2020, George W. Karpus beneficially owned 5,996 Shares. In addition, George W. Karpus may be deemed to beneficially own the 6,746 Shares held in the Karpus Entity.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 5,996
2. Shared power to vote or direct vote: 6,746
3. Sole power to dispose or direct the disposition: 5,996
4. Shared power to dispose or direct the disposition: 6,746

(c)	Neither George W. Karpus nor the Karpus Entity have had any transactions in the Shares for the past 60 days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

None.

CUSIP NO. 337319107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 2, 2020

KARPUS MANAGEMENT, INC.

By:	/s/ Jodi Hedberg
	Name:	Jodi Hedberg
	Title:	Chief Compliance Officer

CUSIP NO. 337319107

SCHEDULE A

Executive Officers & Directors of Karpus Management, Inc., d/b/a Karpus Investment Management

Name	Position & Present Principal Occupation	Business Address	Shares Owned
George W. Karpus	President, CEO, and Chairman of the Board	183 Sully’s Trail, Pittsford, New York 14534	See Above
Kathleen Finnerty Crane	Chief Financial Officer	183 Sully’s Trail, Pittsford, New York 14534	75 Shares
Dana R. Consler	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Thomas M. Duffy	Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Sharon L. Thornton	Executive Vice President	183 Sully’s Trail, Pittsford, New York 14534	0 Shares
Daniel L. Lippincott, CFA	Sr. Tax-Sensitive Manager and Director of Investment Personnel	183 Sully’s Trail, Pittsford, New York 14534	0 Shares

CUSIP NO. 337319107

SCHEDULE B

Transactions in the Shares over the last 60 days.

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

KARPUS MANAGEMENT, INC., D/B/A/ KARPUS INVESTMENT MANAGEMENT
(THROUGH THE ACCOUNTS)

Purchase of Common Stock	(2,300)	$11.21	1/7/2020
Purchase of Common Stock	(275)	$11.26	1/13/2020
Purchase of Common Stock	(475)	$11.32	1/14/2020
Purchase of Common Stock	(49,437)	$11.48	1/17/2020
Purchase of Common Stock	(31,049)	$11.55	1/21/2020
Purchase of Common Stock	(33,175)	$11.55	1/22/2020
Purchase of Common Stock	(100)	$11.60	1/23/2020
Purchase of Common Stock	(6,670)	$11.59	1/24/2020
Purchase of Common Stock	57,705	$11.38	1/29/2020
Purchase of Common Stock	(6,861)	$11.58	2/3/2020
Purchase of Common Stock	(19,162)	$11.58	2/4/2020
Purchase of Common Stock	(3,099)	$11.58	2/6/2020
Purchase of Common Stock	(4,900)	$11.55	2/10/2020
Purchase of Common Stock	(8,580)	$11.58	2/14/2020
Purchase of Common Stock	2,900	$11.40	2/25/2020
Purchase of Common Stock	65,139	$11.25	2/27/2020
Purchase of Common Stock	323,588	$10.88	2/28/2020